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Exhibit 12.1

Computation of Ratios of Earnings to Fixed Charges and to Combined Fixed Charges and Preferred Dividends (Unaudited)

		Years Ended December 31,
	Nine Months Ended September 30, 2005
		2004	2003	2002(1)
	(in thousands)
EARNINGS (LOSS)
Earnings (loss) before Income Taxes	$1,095	$(6,141)	$(4,298)	$(7,179)
Add fixed charges	1,736	9,945	1,431	65
Subtract preferred dividends	N/A	(18,633)	(12,682)	(4,430)

Earnings (loss) available for fixed charges	$2,831	$(14,829)	$(15,549)	$(11,544)

FIXED CHARGES & PREFERRED DIVIDENDS
Interest expense and amortization of debt costs and discounts	$1,736	$9,945	$1,431	$65
Preferred dividends (2)	N/A	18,633	12,682	4,430

Fixed charges & preferred dividends	$1,736	$28,578	$14,113	$4,495

Ratio of earnings (loss) to fixed charges	1.6	0.4	(2.0)	(109.4)
Ratio of earnings (loss) to combined fixed charges and preferred dividends	1.6	(0.5)	(1.1)	(2.6)

(1)
Inception of the Company was January 7, 2002.

(2)
The Company's Series B preferred stock was converted into common stock upon completion of the Company's initial public offering on December 9, 2004.

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  Exhibit 12.1